Schedule B

CONTROL PERSONS OF SABALO MIDLAND BASIN

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of Sabalo Midland Basin are set forth below. All members of the Board of Directors of Sabalo Midland Basin listed below are citizens of the United States.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Ryan P. Devlin 9651 Katy Freeway, Suite 600 Houston, TX 77024	Director	Managing Director of EnCap GP	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024
Douglas E. Swanson, Jr. 9651 Katy Freeway, Suite 600 Houston, TX 77024	Director	Managing Partner of EnCap GP	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024
Brad Thielmann 9651 Katy Freeway, Suite 600 Houston, TX 77024	Director	Managing Partner of EnCap GP	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024
Gary R. Petersen 9651 Katy Freeway, Suite 600 Houston, TX 77024	Director	Managing Partner of EnCap GP	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024
Barry K. Clark 800 North Shoreline Blvd., Suite 900 North Corpus Christi, Texas 78407	Director	President	Sabalo Energy, LLC 800 North Shoreline Blvd., Suite 900 North Corpus Christi, Texas 78407
EnCap Energy Capital Fund IX, L.P. 9651 Katy Freeway, Suite 600 Houston, Texas 77024	Sole Stockholder of Sabalo Midland Basin, Inc.	n/a	n/a
EnCap Equity Fund IX GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a
EnCap Investments L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Equity Fund IX GP, LP.	n/a	n/a
EnCap Investments GP, L.L.C. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Investments LP.	n/a	n/a
EnCap Investments Holdings, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a
EnCap Partners, LP 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a
EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Partners, LP	n/a	n/a